

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2024

Thomas W. Toomey
Chairman of the Board and Chief Executive Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> **Re: UDR, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 31, 2024**
> **File No. 333-281135**

Dear Thomas W. Toomey:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    David H. Roberts